Exhibit 12.1

VALERO ENERGY PARTNERS LP

STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands)

Pro Forma
Fiscal Year Ended December 31, 2017
Earnings:
Income before income tax expense	$219,510
Add:
Fixed charges	60,792
Amortization of capitalized interest	15
Less:
Capitalized interest	(619)

Total earnings	279,698

Fixed charges:
Interest and debt expense, net of capitalized interest	$56,273
Capitalized interest	619
Rental expense interest factor (a)	3,900

Total fixed charges	$60,792

Ratio of earnings to fixed charges	4.6

(a)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

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